Exhibit 21

THE PNC FINANCIAL SERVICES GROUP, INC.
SCHEDULE OF CERTAIN SUBSIDIARIES
(As of December 31, 2025)

Name	State or Other Jurisdiction of Incorporation or Organization

PNC Bancorp, Inc. (1)	Delaware
PNC Bank, National Association (1)	United States
PNC Merchant Services Company	Delaware
PNC NCNVINV, Inc.	Delaware
PNC Wealth Management LLC (2)	Delaware
PNC Holding, LLC (1)	Delaware
PNC Investment Company LLC	Delaware
PNC Capital Markets LLC PNC Capital Finance, LLC	Pennsylvania Delaware

(1)The names of the subsidiaries of the indicated entities are omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.
(2)Formerly known as PNC Investments LLC